Preliminary Pricing Supplement No. 3603

(To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, the Prospectus Addendum dated May 11, 2020 and the Product Supplement EQUITY INDICES SUN-1 dated August 1, 2019)

Subject to Completion Preliminary Pricing Supplement dated November 2, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2020 December , 2020 November , 2022
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®

▪ Maturity of approximately two years, if not called prior to maturity

▪ Automatic call of the notes per unit at $10 plus the Call Premium ([$1.10 to $1.20] on the Observation Date) if the Index is flat or increases above 100% of the Starting Value on the Observation Date

▪ The Observation Date will occur approximately one year after the pricing date

▪ If the notes are not called, at maturity:

▪ a return of 30% if the Index is flat or increases up to the Step Up Value

▪ a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪ 1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪ All payments are subject to the credit risk of Barclays Bank PLC

▪ No periodic interest payments

▪ In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”.

▪ Limited secondary market liquidity, with no exchange listing

▪ The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-8 of product supplement EQUITY INDICES SUN-1, beginning on page S-7 of the prospectus supplement and beginning on page PA-1 of the prospectus addendum.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.15 and $9.53 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-4 and “Risk Factors” beginning on page TS-8 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$
(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November    , 2020

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the Call Amount if the Observation Level of the Market Measure, which is the Nasdaq-100 Index® (the “Index”), is equal to or greater than the Call Level on the Observation Date. If the notes are not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of the Call Premium and the Call Amount for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Premium and the Call Amount) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes
Issuer:	Barclays Bank PLC (“Barclays”)	Call Settlement Date:	Approximately the fifth business day following the Observation Date, subject to postponement if the Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.
Principal Amount:	$10.00 per unit	Call Premium:	[$1.10 to $1.20] per unit if called on the Observation Date (which represents a return of [11.00% to 12.00%] over the principal amount). The actual Call Premium will be determined on the pricing date.
Term:	Approximately two years, if not called	Ending Value:	The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.
Market Measure:	The Nasdaq-100 Index® (Bloomberg symbol: “NDX”), a price return index	Step Up Value:	130% of the Starting Value.
Starting Value:	The closing level of the Market Measure on the pricing date	Step Up Payment:	$3.00 per unit, which represents a return of 30% over the principal amount.
Observation Level:	The closing level of the Market Measure on the Observation Date.	Threshold Value:	100% of the Starting Value
Observation Date:	On or about December , 2021, approximately one year after the pricing date. The scheduled Observation Date is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Call Level:	100% of the Starting Value	Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-15.
Call Amount (per unit):	[$11.10 to $11.20] if called on the Observation Date. The actual Call Amount will be determined on the pricing date.	Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES SUN-1 dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010204/dp110109_424b3-indicessun.htm

▪	Prospectus addendum dated May 11, 2020: http://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You are willing to receive a return on your investment capped at the return represented by the Call Premium if the Observation Level is equal to or greater than the Call Level.

▪  You anticipate that the notes will be automatically called or that the Ending Value will not be less than the Starting Value.

▪  You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.

▪  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪  You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪  You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪  You want to hold your notes for the full term.

▪  You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪  You seek principal repayment or preservation of capital.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or other distributions paid on the stocks included in the Index.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Hypothetical Payout Profile at Maturity

The graph below is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not called on the Observation Date.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $3.00 per unit and the Step Up Value of 130% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Observation Date. The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 130 and the Step Up Payment of $3.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on the Observation Date and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1)(2)	0.00%	$13.00(3)	30.00%
105.00	5.00%	$13.00	30.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$13.00	30.00%
130.00(4)	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(4)	This is the hypothetical Step Up Value.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	50.00
		Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	130.00
Ending Value:	110.00
		Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 140.00, or 140.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	130.00
Ending Value:	140.00
		Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of product supplement EQUITY INDICES SUN-1, page S-7 of the Series A MTN prospectus supplement and page PA-1 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	If the notes are called, your investment return is limited to the return represented by the Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Additional Risk Factors

The notes are subject to risks associated with investments in securities linked to the value of non-U.S. equity securities.

Some of the equity securities composing the Index are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by, Nasdaq, Inc. (“Nasdaq” or the “Index sponsor”). The Index is calculated, maintained and published by Nasdaq. The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-23 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. The Index, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 125.00, as adjusted. Current information regarding the market value of the Index is available from Nasdaq as well as numerous market information services.

The Index share weights of the component securities of the Index at any time are based upon the total shares outstanding (“TSO”) in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the Index is directly proportional to the value of its Index share weight.

Calculation of the Index

At any moment in time, the value of the Index equals the aggregate value of the then-current Index share weights of each of the Index component securities, which are based on the TSO of each such Index component security, multiplied by each such security’s respective last sale price on The Nasdaq Stock Market (which may be the official closing price published by The Nasdaq Stock Market), and divided by a scaling factor (the “Divisor”), which becomes the basis for the reported Index value. The Divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for Index reporting purposes.

Security Eligibility Criteria

Eligible security types generally include American depositary receipts, common stocks, ordinary shares, tracking stocks, shares of beneficial interest and limited partnership interests. If the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the underlying security and the TSO is the actual depositary shares outstanding as reported by the depositary banks.

If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria.

The issuer of the security’s primary U.S. listing must exclusively be listed on the Nasdaq Global Select Market or the Nasdaq Global Market. If the issuer of the security is organized under the laws of a jurisdiction outside the United States, then such security must have listed options on a registered options market in the United States or be eligible for listed options trading on a registered options market in the United States.

The security must be classified as a non-financial company (those companies that are classified under any industry code other than 8000) according to the Industry Classification Benchmark.

There is no market capitalization eligibility criterion. Each security must have a minimum average daily trading volume of 200,000 shares (measured over the three calendar months ending with the month that includes the reconstitution reference date).

The security must have traded for at least three full calendar months, not including the month of initial listing, on an eligible exchange, which includes Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX. Eligibility is determined as of the constituent selection reference date and includes that month. There is no float eligibility criterion.

The issuer of the security generally may not currently be in bankruptcy proceedings.

The issuer of the security generally may not have entered into a definitive agreement or other arrangement that would make it ineligible for Index inclusion and where the transaction is imminent as determined by the Nasdaq Index Management Committee.

Index Reconstitution and Rebalancing

Nasdaq selects constituents once annually in December. The security eligibility criteria are applied using market data as of the end of October and TSO as of the end of November. Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.

The Index is rebalanced on a quarterly basis in March, June, September and December. The Index rebalance uses the TSO and last sale price of all Index securities as of the prior month-end (February, May, August and November respectively). Index rebalance changes are announced in early March, June, September and December and become effective after the close of trading on the third

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Friday in March, June, September and December. A special rebalance may be conducted at any time based on the weighting restrictions described in the index rebalance procedure if it is determined to be necessary to maintain the integrity of the Index.

Constituent Selection

A reconstitution is conducted on an annual basis, at which time all eligible issuers, ranked by market capitalization, are considered for Index inclusion based on the following order of criteria.

1.	The top 75 ranked issuers will be selected for inclusion in the Index.

2.	Any other issuers that were already members of the Index as of the reconstitution reference date and are ranked within the top 100 are also selected for inclusion in the Index.

3.	In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by current Index members that were in the top 100 at the previous reconstitution but are ranked in positions 101-125 in the current reconstitution.

4.	In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the Index as of the reference date.

Constituent Weighting

The Index is a modified market capitalization-weighted index.

Quarterly Weight Adjustment

The Index’s quarterly weight adjustment employs a two-stage weight adjustment scheme according to issuer- level constraints.

Index securities’ initial weights are determined using up to two calculations of market capitalization: TSO-derived market capitalization and index share-derived market capitalization. TSO-derived market capitalization is defined as a security’s last sale price times its TSO. Index share-derived market capitalization is defined as a security’s last sale price times its updated index shares as of the prior month end. Both TSO-derived and index share-derived market capitalizations can be used to calculate TSO-derived and index share-derived initial index weights by dividing each index security’s (TSO- or index share-derived) market capitalization by the aggregate (TSO- or index share-derived) market capitalization of all index securities.

When the rebalance coincides with the reconstitution, only TSO-derived initial weights are used. When the rebalance does not coincide with the reconstitution, index share-derived initial weights are used when doing so results in no weight adjustment; otherwise, TSO-derived weights are used in both stages of the weight adjustment procedure. Issuer weights are the aggregated weights of the issuers’ respective index securities.

Stage 1. If no initial issuer weight exceeds 24%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted so that no issuer weight may exceed 20% of the Index.

Stage 2. If the aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted so that the aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% is set to 40%.

Annual Weight Adjustment

The Index’s annual weight adjustment employs a two-stage weight adjustment scheme according to security-level constraints. Index securities’ initial weights are determined via the quarterly weight adjustment procedure.

Stage 1. If no initial security weight exceeds 15%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted so that no security weight may exceed 14% of the Index.

Stage 2. If the aggregate weight of the subset of index securities with the five largest market capitalizations is less than 40%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted so that (i) the aggregate weight of the subset of index securities with the five largest market capitalizations is set to 38.5% and (ii) no security with a market capitalization outside the largest five may have a final index weight exceeding the lesser of 4.4% or the final index weight of the index security ranked fifth by market capitalization.

Index Maintenance

Deletion Policy

If, at any time other than an index reconstitution, Nasdaq determines that an index security has or will undergo a fundamental alteration that would make it ineligible for index inclusion, the index security is removed as soon as practicable.

Such alterations may include:

•	A listings switch to an ineligible index exchange.

•	Merger, acquisition, or other major corporate event that would adversely impact the integrity of the Index.

•	If the security is reclassified as a financial company (those companies that are classified under Industry code 8000).

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

•	If the issuer has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the Index for two consecutive month ends.

In the case of mergers and acquisitions, the effective date for the removal of an index issuer or security will be largely event-based, with the goal to remove the issuer or security as soon as completion of the acquisition or merger has been deemed highly probable. Notable events include, but are not limited to, completion of various regulatory reviews, the conclusion of material lawsuits and/or shareholder and board approvals.

If at the time of the removal of the index issuer or security there is not sufficient time to provide advance notification of the replacement issuer or security so that both the removal and replacement can be effective on the same day, the index issuer or security being removed will be retained and persisted in the index calculations at its last sale price until the effective date of the replacement issuer or security’s entry to the Index.

Replacement Policy

Securities may be added to the Index outside of the index reconstitution when there is a deletion. The index security (or all index securities under the same issuer, if appropriate) is replaced as soon as practicable if the issuer in its entirety is being deleted from the Index. The issuer with the largest market capitalization as of the prior month end which is not in the Index will replace the deleted issuer.

For pending deletions set to occur soon after an index reconstitution and/or index rebalance effective date, Nasdaq may decide to remove the index security from the Index in conjunction with the index reconstitution and/or index rebalance effective date.

Corporate Actions

In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be subject to a variety of corporate actions and events that require maintenance and adjustments to the Index.

At the quarterly rebalancing, no changes are made to the Index from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

Index Governance

The Nasdaq Index Management Committee approves all new index methodologies. This committee is comprised of full-time professional members of Nasdaq. The committee meets regularly, and reviews items including, but not limited to, pending corporate actions that may affect Index constituents, statistics comparing the composition of the Index to the market, companies that are being considered as candidates for addition to the Index, and any significant market events.

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

The following graph shows the daily historical performance of the Index in the period from January 1, 2010 through October 29, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 29, 2020, the closing level of the Index was 11,350.74.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

For any specific issuance of securities, we will enter into a non-exclusive license agreement with Nasdaq whereby we, in exchange for a fee, will be permitted to use the Index in connection with such securities. We are not affiliated with Nasdaq; the only relationship between Nasdaq and us is any licensing of the use of Nasdaq’s indices and trademarks relating to them.

The securities are not sponsored, endorsed, sold or promoted by Nasdaq (including its affiliates) (Nasdaq, with its affiliates, are referred to as the ‘Corporations’). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the securities. The Corporations make no representations or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the Index to track general stock market performance. The Corporations’ only relationship to Barclays Bank PLC is in the licensing of Nasdaq®, Nasdaq-100® and Nasdaq-100 Index® trademarks or service marks, and certain trade names of the Corporations and the use of the Index which is determined, composed and calculated by Nasdaq without regard to Barclays Bank PLC or the securities. Nasdaq has no obligation to take the needs of Barclays Bank PLC or the owners of the securities into consideration in determining, composing and calculating the Index. The corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities is to be converted into cash. The corporations have no liability in connection with the administration, marketing or trading of the securities.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Autocallable Market-Linked Step Up Notes	TS-14

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-18 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-15

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®, due November , 2022

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Autocallable Market-Linked Step Up Notes	TS-16